TENNYSON
NETWORKS LIMITED
(Administrators Appointed)

03 OCT 31 AM 7:21

October 31, 2003

By Facsimile
0015 1 202 942 9624
5 pages

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

03037104

SUPPL

Dear Sir/Madam

Re: Tennyson Networks Limited - File # 82-5138

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that the Tennyson Networks Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since 13 December 2000, the date of its application for an exemption from Rule 12g3-2(b) of the Securities Exchange Act:

1. Announcement to ASX dated 20 October 2003 **re: Statement to Creditors Meeting;** and
2. Announcement to ASX dated 31 October 2003 **re: Results of General Meeting**

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments, please call the undersigned at +61 3 8558 0424.

Yours sincerely

R.A. PULLIA
Company Secretary

Enclosure

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

dlw 11/4

TENNYSON NETWORKS LIMITED A.C.N. 009 805 298
14 BUSINESS PARK DRIVE, NOTTING HILL, VIC, 3168, AUSTRALIA.
TEL +61-3- 8558 0424 FAX +61-3- 8558 0484
email: tny@tennyson.com.au

TENNYSON
NETWORKS LIMITED

(Administrators Appointed)

20 October 2003

Company Announcements Office
Australian Stock Exchange Limited
Level 4
20 Bridge Street
Sydney NSW 2000

Dear Sir,

Re: STATEMENT TO CREDITORS MEETING

Following is a Statement to the Creditors Meeting, held on 20 October 2003, by Mr Geoffrey Rubython, a director of Tennyson Networks Limited and Neoside Pty Ltd.

R.A. PULLIA
COMPANY SECRETARY

TENNYSON NETWORKS LIMITED A.C.N. 009 805 298
(ADMINISTRATORS APPOINTED)
14 BUSINESS PARK DRIVE, NOTTING HILL, VIC, 3168, AUSTRALIA.
TEL +61-3- 8558 0400 FAX +61-3- 8558 0484
email: tny@tennyson.com.au website: www.tennyson.com.au

Geoffrey Rubython, Director,

Tennyson Networks Limited (Administrators Appointed)

Statement to

Creditors Meeting 20th October 2003

Mindful of the implications, the Directors of Tennyson Networks Limited last week decided that there was no alternative but to appoint an Administrator to manage the affairs of Tennyson until Neoside Pty Ltd had met its obligations under its Facility Agreement with Tennyson.

Neoside had earlier defaulted on its Facility Agreement obligations, and had left the company with insufficient working capital.

The failure of Neoside to fulfil its obligations has been due to delays in completing a major transaction.

Through Neoside, Mr. John Fletcher, who represents the consortium funding Neoside, has since assured the Tennyson Board, and the Administrator, that Neoside will fulfil its Subscription Agreement obligations in time for a shareholder vote on the agreement at a General Meeting of shareholders scheduled for the 31st October 2003.

The Directors of Tennyson will ensure that, providing Neoside fulfils its subscription agreement obligations, the company will meet its obligations to creditors and settle in full, following the receipt of funds from Neoside.

ENDS

TENNYSON NETWORKS LIMITED
(Administrators Appointed)

31 October 2003

Company Announcements Office
Australian Stock Exchange Limited
Level 4
20 Bridge Street
Sydney NSW 2000

RESULTS OF GENERAL MEETING

In accordance with Listing Rule 3.13.2 we provide details of resolutions decided on a show of hands at the General Meeting held 31 October 2003 in Melbourne:

	RESOLUTION	CARRIED	DEFEATED
1:	Approval of Placement of Shares to Neoside Pty Ltd	X	
2:	Ratification of Previous Placement of Shares	X	
3:	Ratification of Previous Placement of Shares	X	
4:	Change of Company Name	X	
5:	Issue of Options	X	

We attach a summary setting out details of proxies as required under section 251AA of the Corporations Act.

RA Pullia
COMPANY SECRETARY

TENNYSON NETWORKS LIMITED A.C.N. 009 805 298
14 BUSINESS PARK DRIVE, NOTTING HILL, VICTORIA 3168, AUSTRALIA.
TEL +61-3-8558 0400 FAX +61-3-8558 0484
EMAIL tny@tennyson.com.au WEBSITE www.tennyson.com.au

TENNYSON NETWORKS LIMITED

In accordance with section 251AA of the Corporations Act, the following information is provided to Australian Stock Exchange Limited in relation to resolutions passed by members of Tennyson Networks Limited at the general meeting held on 31 October 2003.

RESOLUTION NUMBER	1	2	3	4	5
Total number of proxy votes exercisable by proxies validly appointed	20,318,676	61,876,759	61,876,759	61,876,759	60,876,759
Total number of proxy votes in respect of which the appointments specified that:					
• the proxy is to vote for the resolution	13,385,064	56,541,688	56,541,688	56,654,439	55,497,772
• the proxy is to vote against the resolution	12,000	72,000	72,000	285,616	125,616
• the proxy is to abstain on the resolution	2,284,908	626,427	626,427	300,060	616,727
• the proxy may vote at the proxy's discretion	4,636,644	4,636,644	4,636,644	4,636,644	4,636,644